May 23, 2005

By Facsimile and U.S. Mail

James M. Dubin, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

	Re:	Emmis Communications Corporation
		Schedule TO-I
		Filed May 16, 2005

Dear Mr. Dubin:

	We have the following comments on the above-referenced filing:

Offer to Purchase
Summary Term Sheet, page i
1. We note that the offer is scheduled to expire at midnight on June
13, 2005. On page iv you state that persons who tender shares through the company`s 401(k) plan and profit sharing plan may only withdraw those shares before June 9, 2005 and June 8, 2005, respectively. Please revise the offer to provide for withdrawal rights for all security holders for the entire period the offer remains open, as required by Rule 13e-4(f)(2). Also, on page 10 you state that security holders who hold shares in the company`s 401(k)
plan must tender shares by 6 p.m. on June 9, 2006. It is unclear if you have placed a similar deadline on security holders who wish to tender shares held through your profit sharing plan. As Rule 13e-4(f)(1)(i) requires you to keep the offer open for at least 20 business days and Rule 13e-4(f)(8)(i) requires you to hold the offer open to all security holders, please revise the offer so that all shares must be tendered by the same deadline.
2. On page v you state that the beneficial ownership of your Chief Executive Officer, President and Chairman of the Board, Mr. Jeffrey
H. Smulyan, will increase from 52.2% to 64.3% if the offer is fully subscribed, as he does not intend to tender into the offer. On pages
33, however, you state that this offer will result in Mr. Smulyan`s voting interest increasing from 49% to 61%. Please revise the offer to clarify how these two points correspond. It appears that you should revise the cover page of the offer to highlight any change in voting and/or investment power for Mr. Smulyan that increases above
50%, and to highlight the significance of the change with respect to the FCC regulations.


Forward Looking Statements, page vii
3. You state that the forward looking statements in this document "speak only as to the date of this Offer to Purchase or the date of documents incorporated by reference" and "[e]xcept for ongoing obligations to disclose material information as required by the U.S.
federal securities laws, neither we nor the Dealer-Managers or Information Agent are under any obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements."
As you may not "forward-incorporate" documents by reference, and as you are obligated to amend the document to disclose a material change in accord with Rules 13e-4(d)(2) and (f)(3), please clarify this disclaimer. The current language is contradictory and confusing.

Purpose of the Tender Offer . . . , page 5
4. On pages 6 and 17 you "urge each shareholder to consult his or her
own financial or tax advisors . . . ."  On page 39 you state that the
tax summary is "a general summary . . . and is included for general information purposes only." Security holders are entitled to rely on your disclosure of the material federal tax consequences of the transaction. These broad disclaimers are inappropriate. We will not object, however, if you recommend that security holders seek the advice of a tax professional with respect to their particular situation. Please also eliminate any references to the tax disclosure as a "general summary" and "for general information only."

Procedures for Tendering Shares, page 9
5. We note that your common stock is trading within the range of your offer. On page 10 you explain that your 401(k) Plans are prohibited by law from selling shares of Class A common stock to [the company] for a price that is less than the prevailing market price of [the company`s] Class A common stock. Accordingly, if a participant elects to direct the 401(k) Trustee to tender shares of Class A common stock at a price that is lower than the closing price of [the] Class A common stock on the date the Offer expires, the tender price a participant elects will be deemed to have increased to the closest tender price that is not less than the closing price of [the] Class A common stock on the . . . date the offer expires.
Please provide us additional information regarding this provision. It is unclear how your offer complies with Rule 13e-4 where it is likely that this provision may alter the tenders of certain security holders.


Conditions of the Tender Offer, page 17
6. All conditions of the offer, other than required governmental approvals, must be satisfied or waived prior to the expiration of the offer, not the time of payment for the shares. Please revise the introductory paragraph accordingly.
7. We note that the offer is subject to a financing condition.  It is
our position that a material change in the offer occurs when the offer becomes financed, e.g. financing is obtained or the financing condition is otherwise satisfied, and that five days must remain in
the offer once you have disseminated notice of the material
change.
Please advise us of your intent in this regard.  Also, confirm that
you will file the financing agreements as exhibits to the Schedule
TO
once they are finalized.   Finally, tell us whether you believe
any
remaining conditions of the offer, such as the declaratory judgment action, the FCC condition, the solvency opinion, etc.
8. As noted above, the offer is conditioned on whether the company can obtain "debt financing on terms and conditions satisfactory to [the company] in [its] reasonable judgment." A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The financing condition is vague. Please revise to clarify.
9. On page 19 you condition the offer on whether the contemplated benefits the company may enjoy from the offer and the "prospects of
[the company] or any of [its] subsidiaries" are materially impaired or materially adversely affected, respectively. Please revise to specify or generally describe the benefits of the offer to you and the prospects to which you refer so that security holders will have the ability to objectively determine whether one of these conditions has been triggered.

Certain Information Concerning Emmis, page 21
10. We note that you incorporate by reference the financial information required by Item 1010(a) and (b) of Regulation M-A.
It
does not appear that you have incorporated all the information required by 1010(a), such as the ratio of earnings to fixed charges and the book value per share. Furthermore, Item 1010(c) of Regulation M-A requires that at least a summary of that information be disseminated to security holders. See Instruction 6 to Item 10 of
Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. It appears that you have not provided the required financial information. Please revise to include at least the summary financial information required by Item 1010(c), and advise us how you intend to disseminate the information.

Interest of Directors and Executive Officers . . . , page 24
11. Revise this section and the table to briefly explain the different voting rights of the two classes of common stock.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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James M. Dubin, Esq.
May 23, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE